

May 11, 2023

Ming Yang
Chief Financial Officer
DAQO NEW ENERGY CORP.
Unit 29, Huadu Mansion, 838 Zhangyang Road
Shanghai 200122

      Re: DAQO NEW ENERGY CORP.
          Form 20-F for the Fiscal Year Ended December 31, 2022
          Filed April 27, 2023
          File No. 1-34602

Dear Ming Yang:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 97

1.   We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

2.   Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. With respect to (b)(2), we note that your disclosure refers to jurisdictions where you and your subsidiaries are incorporated. Please supplementally clarify the jurisdictions in which your material consolidated foreign operating entities are organized

or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, please provide this information in your supplemental response.

3.   In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

4.   With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our best knowledge". Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Contact Jennifer Thompson at (202) 551-3737 or Dan Morris at (202) 551-3314 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. You may contact Mindy Hooker at (202) 551-3732 or Jean Yu at (202) 551-3305 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing